SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                          For the month of July, 2005

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                    ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No    X
             ---------       ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

         N/A

This Form 6-K consists of:

The notice of the 2005 first extraordinary general meeting ("EGM") of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 1, 2005.

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                  (a joint stock limited company incorporated
           in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

              NOTICE OF 2005 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 first extraordinary general meeting ("EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") will be held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Monday, 19 September 2005 at 9:00 a.m. for the following purposes:

By way of special resolution:

The proposal on issue of short-term commercial paper:

1. An approval to be given to the Company to issue in one or multiple tranches a short-term commercial paper of an aggregate principal amount up to 10% of the net assets value as shown in the Company's latest audited consolidated financial statements prepared in accordance with PRC Accounting Rules and Regulations and up to the maximum amount for issue of short-term commercial paper as approved by the People's Bank of China (the "PBOC") after shareholders' approval, pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the PBOC and any other applicable regulations; and

2. An unconditional general mandate to be given to the Board or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term commercial paper in view of the demand of the Company and the market conditions, including but not limited to the final principal amount, interest rate and term of maturity of the short-term commercial paper as set out in (1) above and the preparation and execution of all necessary documents.


                                                  By Order of the Board
                                          China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 1 August, 2005

Notes:

1. Eligibility for attending the EGM

      Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Computershare Hong Kong Investor Services Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business Friday, 26 August 2005 are eligible to attend the EGM.

      In order to be eligible to attend and vote at the EGM to be held on Monday, 19 September 2005, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 19 August 2005.

2.    Proxy

      (1) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

      (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

      (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time designated for holding of the EGM.

3. Registration procedures for attending the EGM

      (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (2) Holders of H Shares and domestic shares intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Monday, 29 August 2005.

      (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    Closure of Register of Members

      The register of members of Sinopec Corp. will be closed from Friday, 19 August 2005 to Monday, 19 September 2005 (both days inclusive).

5.    Other Business

      (1) The EGM will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (2) The address of the Share Registrar of H Shares of Sinopec Corp., Computershare Hong Kong Investor Services Limited is at:

            Rooms 1712-1716, 17th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

            72 Pu Jian Road
            Pudong District
            Shanghai

      (4) The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China
            Telephone No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022

      (5) The resolution will be passed by way of poll.


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                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: August 1, 2005